George M. Silfen Partner T 212.715.9522 F 212.715.8422 gsilfen@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 15, 2020

VIA EDGAR

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MVC Capital, Inc. (the "Company")
File No.: 814-00201

Dear Mr. Long,

Set forth below is our response to the comments received from you via telephone on May 14, 2020 in connection with the Company's Form 10-K filing on October 31, 2019 (the “Form 10-K”). For your convenience, your comments are bolded and presented in summary form below, and each comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Form 10-K.

Comments (Going Forward)

In management's discussion and analysis of financial condition and results of operations, please include tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

In future filings, the Company will include tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

Please update the Consolidated Statement of Assets and Liabilities to meet the requirements of ASC 835-30-45.

The Company believes the Consolidated Statement of Assets and Liabilities meets the requirements of ASC 835-30-45 for all debt arrangements. The Senior Notes II are presented net of deferred financing fees on the Consolidated Statement of Assets and Liabilities. As to the deferred financing costs associated with the revolving credit facilities, these are capitalized as assets and presented as such on the Consolidated Statement of Assets and Liabilities. In future filings, the Company will add a footnote disclosure to make this clearer to the user of the Financial Statements.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS

Mr. Jeff Long June 15, 2020

With regard to the Consolidated Schedule of Investments, please include disclosure of acquisition dates for each restricted security pursuant to footnote 8 of Rule 12-12 of Regulation S-X.

In future filings, the Company will include disclosure of acquisition dates for each restricted security pursuant to footnote 8 of Rule 12-12 of Regulation S-X.

For non-qualified assets, please briefly explain the significance of non-qualification (i.e., exceeding 30%) in a footnote.

In future filings, the Company will include footnote disclosure explaining the significance of non-qualification.

For Company investments in money market funds, please disclose which class of securities the Company invests in.

In future filings, for investments in money market funds, the Company will disclose which class of securities the Company invests in.

With regard to the Statement of Operations, please break out net unrealized appreciation (depreciation) on investments by affiliated issuers, unaffiliated issuers and controlled investments pursuant to Rule 6-07 of Regulation S-X.

In future filings, the Company will break out net unrealized appreciation (depreciation) on investments by affiliated issuers, unaffiliated issuers and controlled investments pursuant to Rule 6-07 of Regulation S-X on the Statement of Operations.

With regard to the MVC Environmental loan holding, please explain the accounting treatment used with regard to the realized gain of approximately $1.4 million.

On August 12, 2019, the Company restructured its MVC Environmental loan and exchanged unpaid expenses and accrued PIK interest for additional cost basis in the common stock of MVC Environmental. In accordance with FASB ASC 946-320-35, a reserve was previously applied to approximately $1.4 million of accrued PIK interest due to doubts regarding its collectability; however, as part of the restructuring the reserve was reversed and recorded to realized gain. Although the basis in the common stock of MVC Environmental increased by $1.4 million, its fair value did not increase, which resulted in an unrealized loss of the same amount. Therefore, the restructuring had no impact on the Company’s consolidated income statement or net asset value. Within the same fiscal quarter (on September 13, 2019), the Company sold all of its common stock in MVC Environmental which resulted in a realized loss on the investment.

Mr. Jeff Long June 15, 2020

With regard to Rules 3-09 and 4-08 of Regulation S-X, the financial statements for certain subsidiaries are provided as of calendar year end for purposes of Rule 3-09 and for the period ended 9/30 for purposes of Rule 4-08. Please advise supplementally why the current reporting (based on calendar year end) is sufficient.

On February 12, 2014, the SEC granted oral no-action relief which allowed the Company to utilize the most recent year-end of the significant subsidiary to comply with Rule 3-09 (all significant subsidiaries have calendar year-ends) without the need to amend the 10-K filing at a later date. However, in the Company’s 10-K filings, in addition to providing 12/31 audited financials as of the year ended 10 months earlier, MVC would also provide summary income statement and balance sheet information through the most recent quarter-end of each company (as of September 30). The foregoing relief took into account, among other things, the fact that the Company’s fiscal year (10/31) does not match the calendar year ends of the significant subsidiaries. This approach to 3-09 / 4-08(g) reporting was communicated again to the SEC in September 2015 when discussing another issue and no objections were raised to the previously granted relief. The Company has followed the approach outlined above since 2014.

Please confirm via correspondence that Schedule 12-14 of Investments in and Advances to Affiliates has been audited and going forward, please include Schedule 12-14 in the Notes to the Financial Statements or in a separate schedule to the actual financial statements.

The Company confirms that Schedule 12-14 of Investments in and Advances to Affiliates has been audited and is referenced in the auditor’s opinion. Going forward the Schedule 12-14 will be included in the Notes to the Financial Statements.

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Mr. Jeff Long June 15, 2020

The Company believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS